Exhibit 99.4

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Unaudited)

	Six Months Ended June 30,		Years Ended December 31,
(Amounts in millions of euros)	2013	2012	2012	2011	2010	2009	2008

Net income*	4,074	5,186	10,609	12,309	10,571	8,447	10,590
Income tax expenses*	5,498	6,979	13,035	14,091	10,228	7,751	14,146
Non-controlling interests	89	39	147	305	236	182	363
Equity in income of affiliates (in excess of)/ less than dividends received	(283)	227	211	(107)	(470)	(378)	(311)
Interest expensed	272	292	504	619	416	450	779
Estimate of the interest within rental expense	130	108	260	215	202	204	142
Amortization of capitalized interest	80	77	177	201	239	129	115

Total*	9,860	12,908	24,943	27,633	21,422	16,785	25,824

Interest expensed	272	292	504	619	416	450	779
Capitalized interest	120	120	259	176	118	141	317
Estimate of the interest within rental expense	130	108	260	215	202	204	142
Preference security dividend requirements of consolidated subsidiaries	—	—	—	—	—	—	—

Fixed charges	522	520	1,023	1,010	736	795	1,238

Ratio of earnings to fixed charges*	18.89	24.82	24.38	27.36	29.11	21.11	20.86

*              Figures for 2012 and 2011 have been restated pursuant to the retrospective application of the revised accounting standard IAS 19 from January 1, 2013.